Exhibit 99.1

Glass House Brands Completes First SoCal Harvest Ahead of Schedule

- First Revenues projected by the end of Q2 2022

- In 10 weeks SoCal facility flower Canopy equivalent to Padaro facility after 10 months

- We encourage all shareholders to register for Glass House Investor Sesh at the SoCal facility on June 24th, to be held concurrent with our AGM

- The latest Investor Presentation, updated through Q1 22, is available here

LONG BEACH, CA and TORONTO, June 3, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest- growing, vertically-integrated cannabis companies in the U.S., today announced that it has successfully completed its first harvest at the SoCal facility. Upon receipt of all licenses needed to commence cultivation activity on March 11th, Glass House immediately transferred approximately 30,000 clones from the Company’s nearby cultivation facility in Santa Barbara, California to the nursery at the SoCal facility and continued to expand the scale of the grow in following weeks. Management initially projected the first harvest could occur in the third quarter of 2022.

"I would like to congratulate the Glass House Farms team for again exceeding expectations in the startup of our SoCal facility. We now expect that we will achieve revenue from our first harvest at the SoCal facility before the end of Q2 2022, more than four weeks earlier than expected." said Kyle Kazan, Glass House Chairman and CEO. "We remain on track to become the leader in sun grown cannabis cultivation capacity. We believe that our high quality and low-cost production capabilities will provide us with a competitive advantage in California, the world's largest cannabis market. Additionally, the recent closing of the PLUS Products acquisition, signing of definitive documents to acquire three Natural Healing center dispensaries, signing of a binding LOI to purchase the remaining equity and property interest in The Pottery, as well as the planned opening of three new Farmacy locations by the end of Q3 2022 sets the table for Glass House to surpass a $200m revenue run rate in 2023.1 During this time of industry consolidation, we feel that the execution of our vertical integration strategy will establish Glass House as the dominant player in the California market, and as the most attractive partner in Calfornia for brands, MSOs and retail operators. They say seeing is believing, and we warmly invite all investors to join us at our SoCal facility for our 1st Annual Glass House Investor Sesh on June 24th. We’ll be providing guided tours of the greenhouses and Q&A with the senior management team.” (For more information, and to register click here)

"The cultivation team has pushed the envelope of what is possible in cannabis cultivation." said Graham Farrar, President and Chief Cannabis Officer, "At our Padaro farm, the time from property acquisition to harvest was almost 34 months; at SoCal it took 9 months. Our SoCal facility canopy has reached in 10 weeks what it took us 10 months to achieve at Padaro. While we are still in the process of optimizing the cultivation process here, all indications are that we’ll be able to achieve our quality and cost targets. We are excited to have completed our first harvest and are looking forward to completing our first sale of cannabis grown at the SoCal facility before the end of Q2 2022.”

Graham continued, “This is a true Unicorn facility that will enable us to produce high quality sun-grown cannabis at close-to-outdoor cost, providing a durable competitive advantage that allows us to be successful in any market condition. In addition, the facility’s location in an ideal climate; as well as its solar and cogeneration capabilities make it significantly more energy-efficient, with remarkably lower carbon emissions compared to other greenhouse operations.”

The SoCal Facility consists of six, high-tech, environmentally controlled agricultural greenhouses totaling approximately 5.5 million square feet, located on a 165-acre property in Ventura County, California. The Phase I retrofit involves the optimization of approximately 1.7 million square feet of the SoCal facility for cannabis cultivation. Included in the first phase retrofit is the conversion of two greenhouses. One will consist of a nursery, growing clones to support the entire facility; and the other will be used for flowering and have a capacity of approximately 180,000 dry pounds of cannabis per year. Also included, and under construction, is a packhouse for processing and a separate distribution center which will support the cultivation operations.

Glass House Brands updates its investor presentation every quarter soon after filing its financials and MD&A. The Q1 2022 Investor Presentation can be found at: https://ir.glasshousebrands.com/news-events/investor-presentation/

Footnotes and Sources:

1.	This statement means that at some point within the next twelve months, the Company has the potential to achieve monthly revenues that annualize to $200 million. The statement assumes the following in potential incremental revenues from each source: 1) Annualized Camarillo (SoCal facility) Phase I wholesale biomass sales of $50-75 million; 2) The three NHC dispensaries generate annualized revenues of $25 million; 3) The Pottery generates annualized revenues of $3.9 million; 4) PLUS maintains its pre-acquisition annualized revenues of $14 million per year; 5) The Isla Vista, Santa Ynez, and Eureka dispensaries are opened on schedule in Q3 2022 and that they produce an average of $5 million in annual revenues each; 5) That the Company's core business that existed prior to the addition of these new revenue sources is able to deliver $69 million in revenue.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the first phase of the SoCal Facility’s conversion and timing of completion thereof; the Company’s first sale of Cannabis grown at the SoCal facility and timing of completion thereof; the expectation that the Company is well positioned to lead the world's largest cannabis market, that the Company will become a leader in cannabis cultivation capacity; and that the SoCal Facility will give the Company the ability to produce high quality cannabis at the lowest possible cost; that the execution of our vertical integration strategy will establish Glass House as the dominant player in the California market, and as the most attractive partner in Calfornia for brands, MSOs and retail operators; the completion our first sale of cannabis grown at SoCal before the end of Q2 2022; and that Glass House is set to surpass a $200m revenue run rate in 2023. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, the conversion of the SoCal Facility not occurring as planned; the Company’s first sale of cannabis from the SoCal facility not going as planned; that the Company does not become a leader in cannabis cultivation capacity, does not lead the world's largest cannabis market and does not ultimately produce high quality cannabis at the lowest possible cost; the timelines as stated in this press release not being met; as well as the other risk factors set out in the Company’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company's business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T: (562) 264 5078

jamin@glasshousegroup.com